SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 13)

Under the Securities Exchange Act of 1934

Eagle Bulk Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2187A127

(CUSIP Number)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, NY 10022

(212) 847-3500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(with copies to)

Michael E. Brandt, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

June 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,040,707**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,040,707**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,040,707**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

**

Includes 24 shares of Common Stock issuable upon exercise of warrants and excludes shares of Common Stock that may be issuable upon conversion of the Convertible Notes (as defined below), as to which GoldenTree Asset Management LP disclaims beneficial ownership. Upon conversion of any Convertible Notes, the Company will pay or deliver to the convertible noteholder cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. If converted as of the date of this Amendment and the Company elected to settle solely in shares of Common Stock, the Convertible Notes would convert into 509,322.53 shares of Common Stock.

CUSIP No. Y2187A127	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,040,707**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,040,707**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,040,707**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

**

Includes 24 shares of Common Stock issuable upon exercise of warrants and excludes shares of Common Stock that may be issuable upon conversion of the Convertible Notes (as defined below), as to which GoldenTree Asset Management LLC disclaims beneficial ownership. Upon conversion of any Convertible Notes, the Company will pay or deliver to the convertible noteholder cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. If converted as of the date of this Amendment and the Company elected to settle solely in shares of Common Stock, the Convertible Notes would convert into 509,322.53 shares of Common Stock.

CUSIP No. Y2187A127	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,040,707**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,040,707**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,040,707**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

**

Includes 24 shares of Common Stock issuable upon exercise of warrants and excludes shares of Common Stock that may be issuable upon conversion of the Convertible Notes (as defined below), as to which Steven A. Tananbaum disclaims beneficial ownership. Upon conversion of any Convertible Notes, the Company will pay or deliver to the convertible noteholder cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. If converted as of the date of this Amendment and the Company elected to settle solely in shares of Common Stock, the Convertible Notes would convert into 509,322.53 shares of Common Stock.

Introductory Statement

This Amendment No. 13 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 11, 2016, as amended by Amendment No. 1 filed on June 1, 2016, Amendment No. 2 filed on July 11, 2016, Amendment No. 3 filed on August 16, 2016, Amendment No. 4 filed on December 15, 2016, Amendment No. 5 filed on January 20, 2017, Amendment No. 6 filed on November 29, 2017, Amendment No. 7 filed on December 15, 2017, Amendment No. 8 filed on November 15, 2018, Amendment No. 9 filed on January 29, 2019, Amendment No. 10 filed on March 13, 2019, Amendment No. 11 filed on August 1, 2019 and Amendment No. 12 filed on December 22, 2020 (collectively, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Company”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented by adding thereto the following:

On June 29, 2021, the Advisor entered into a letter agreement (the “Lockup Agreement”) pursuant to which it agreed, without the prior written consent of Morgan Stanley & Co. LLC (the “Underwriter”) not to (subject to certain exceptions), for up to 45 days from June 29, 2021, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned thereby or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock.

The description of the Lockup Agreement in this Amendment is qualified in its entirety by reference to such agreement, which is included as Exhibit 99.1 to this Amendment and incorporated by reference herein.

On June 29, 2021, certain of the Funds managed by the Advisor (the “Selling Funds”) entered into an underwriting agreement (the “Underwriting Agreement”) with the Underwriter and the Company. Pursuant to the Underwriting Agreement, the Funds agreed to sell 1,695,182 shares of Common Stock to the Underwriter in an underwritten public offering (the “Offering”) at a price of $44.87 per share. The Underwriting Agreement also provided the Underwriter an option to purchase up to an additional 254,277 shares of Common Stock from the Selling Funds within 30 days from the date of the Underwriting Agreement, which option was exercised in full on June 30, 2021. The closing is expected to occur on July 2, 2021. Following the completion of the Offering, the Reporting Persons will beneficially own approximately 8.1% of the outstanding Common Stock.

The description of the Underwriting Agreement in this Amendment is qualified in its entirety by reference to such agreement, which is included as Exhibit 99.2 to this Amendment and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and supplemented by adding thereto the following:

(a) As of the date of this Amendment, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Amendment. The total number of shares each of the Reporting Persons beneficially owns represents such percentages of the Common Stock outstanding as set forth on the cover pages to this Amendment. Such percentages are calculated based upon (i) the 13,460,270 shares of Common Stock reported to be outstanding by the Company in its preliminary prospectus supplement dated June 29, 2021, filed with the SEC on June 29, 2021, which supplements the prospectus dated October 17, 2019 contained in the Issuer’s registration statement on Form S-3 (File No.333-233208), plus (ii) the 24 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Stock reported herein.

(c) Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by any Reporting Person named in Item 2 of the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding thereto the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 is amended and supplemented by adding thereto the following:

Exhibit 99.1 – Lock-Up Agreement, dated June 29, 2021 (incorporated herein by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2021)

Exhibit 99.2 – Underwriting Agreement, dated June 29, 2021, by and among Eagle Bulk Shipping Inc., certain shareholders of the Company and Morgan Stanley & Co. LLC (incorporated herein by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2021)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2021

By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP